As filed with the Securities and Exchange Commission on November 13, 2024

Registration Nos. 333-282250 and 333-282250-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOUTHWESTERN ELECTRIC POWER COMPANY	SWEPCO STORM RECOVERY FUNDING LLC
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

Delaware	Louisiana
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

1-3146
(Commission File Number)	(Commission File Number)

0000092487	0002036521
(Central Index Key Number)	(Central Index Key Number)

72-0323455	99-4619989
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

1 Riverside Plaza Columbus, OH 43215-2373 (614) 716-1000	428 Travis Street Shreveport, Louisiana 71101 (318) 673-3075
(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

David C. House, Associate General Counsel

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215-2373

(614) 716-1630

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Robert G. Stephens George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4500	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, New York 10166 (212) 309-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC are filing this Amendment No. 3 to the Registration Statement on Form SF-1 (File Nos. 333-282250 and 333-282250-01) as an exhibits-only filing being made solely to file the opinions of Sidley Austin LLC and Wilkinson, Carmody & Gilliam as 5.1 and 5.2, respectively. This Amendment consists only of the facing page, this explanatory note, Item 14 of Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibits. The remainder of the Registration Statement is unchanged and has therefore been omitted.

PART II

Information Not Required in Prospectus

Item 12.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$50,626.80
Printing expenses	$100,000
Trustee fees and expenses	$43,000
Legal fees and expenses	$2,522,000
Accounting fees and expenses	$115,000
Rating Agencies’ fees and expenses	$606,500
Miscellaneous fees and expenses	$3,136,349.20
Total	$6,573,476

Item 13.	Indemnification of Directors and Officers

SWEPCO STORM RECOVERY FUNDING LLC

The issuing entity’s articles of organization and its limited liability company operating agreement provide that the management of the issuing entity is vested in its managers.

The issuing entity’s articles of organization provides that except as otherwise provided by the Louisiana Limited Liability Company Law (“LLLCL”) and except as otherwise characterized for tax and financing reporting purposes, the debts, obligations and liabilities of the issuing entity, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the issuing entity, and no member or manager shall be obligated personally for any such debt, obligation or liability of the issuing entity solely by reason of being a member or a manager. Under Section 1315B of the LLLCL, no provision of an LLC’s articles of organization or operating agreement limiting or eliminating liability may limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of criminal law. The issuing entity’s articles of organization also provides that if the LLLCL is amended to authorize any further elimination or limitation of the personal liability of our member or any manager, the liability of such member or managers will be eliminated or limited to the fullest extent provided by the LLLCL, as amended. The issuing entity’s articles of organization further provides that any repeal or modification of such provision will not adversely affect any right or protection of any member or any manager with respect to any events occurring prior to the time of the repeal or modification.

The issuing entity’s limited liability company operating agreement provides that, subject to the determination described below, to the fullest extent permitted by law, the issuing entity shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the issuing entity, by reason of the fact that such person is or was a manager, member, officer, controlling person, legal representative or agent of the issuing entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the issuing entity, and, with respect to a criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; but such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person’s fraud, gross negligence or willful misconduct.

The issuing entity’s limited liability company operating agreement provides that, subject to the determination described below, to the fullest extent permitted by law, the issuing entity shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the issuing entity to procure a judgment in its favor by reason of the fact that such person is or was a member, manager, officer, controlling person, legal representative or agent of the issuing entity, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the actions or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the issuing entity; but such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person’s fraud, gross negligence or willful misconduct, or in the case of an independent manager, bad faith. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the issuing entity or for amounts paid in settlement to the issuing entity, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The issuing entity’s limited liability company operating agreement provides that the issuing entity shall indemnify any person who is or was a manager, member, officer, controlling person, legal representative or agent of the issuing entity, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, to the extent that such person has been successful on the merits.

The issuing entity’s limited liability company operating agreement provides that any indemnification, as well as the advance payment of expenses described below, unless ordered by a court or advanced, must be made by the issuing entity only as authorized in the specific case upon a determination that indemnification of the manager, member, officer, controlling person, legal representative or agent is proper in the circumstances. The determination must be made:

•	by the member if the member was not a party to the act, suit or proceeding; or

•	if the member was a party to the act, suit or proceeding, then by independent legal counsel in a written opinion.

The issuing entity’s limited liability company operating agreement provides that the expenses of each person who is or was a manager, member, officer, controlling person, legal representative or agent, incurred in defending a civil or criminal action, suit or proceeding may be paid by the issuing entity as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the issuing entity. This shall not affect any rights to advancement of expenses to which personnel other than the member or the managers (other than the Independent Managers, as defined in the limited liability company operating agreement) may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the issuing entity’s limited liability company operating agreement:

•

does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any agreement, decision of the member or otherwise, for either an action of any person who is or was a manager, member, officer, controlling person, legal representative or agent, in the official capacity of such person or an action in another capacity while holding such position, except that indemnification and advancement, unless ordered by a court pursuant to the terms of the limited liability company operating agreement, may not be made to or on behalf of such person if a final adjudication established that its acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action; and

•

continues for a person who has ceased to be a member, manager, officer, employee, legal representative or agent and inures to the benefit of the successors, heirs, executors and administrators of such a person.

SOUTHWESTERN ELECTRIC POWER COMPANY

The Bylaws of SWEPCO, as amended and restated on February 26, 2008 (the “Bylaws”), provide that SWEPCO shall indemnify each person who is, was or has agreed to become a director or officer of SWEPCO, or who is or was serving, or has agreed to serve at the request of the Board of Directors or an officer of SWEPCO as an employee or agent of SWEPCO, or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified (including, without limitation, the advancement of expenses and payment of all loss, liability and expenses) by SWEPCO to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”) or any other applicable laws as presently in effect, or as may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said laws permitted the Corporation to provide prior to such amendment). Notwithstanding the foregoing, no person shall be indemnified for amounts paid in settlement unless the terms and conditions of such settlement have been consented to by SWEPCO, and no indemnification for employees or agents shall be made without the express authorization of the Board of Directors.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, for criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred.

The above is a general summary of certain provisions of SWEPCO’s Bylaws and the DGCL and is subject in all respects to the specific and detailed provisions of SWEPCO’s Bylaws and the DGCL.

Item 14.	Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement**

3.1	Articles of Organization of SWEPCO Storm Recovery Funding LLC*

3.2	Articles of Amendment of SWEPCO Storm Recovery Funding LLC**

3.3	Limited Liability Company Operating Agreement of SWEPCO Storm Recovery Funding LLC*

3.4	Form of Amended and Restated Limited Liability Company Operating Agreement of SWEPCO Storm Recovery Funding LLC**

4.1	Form of Indenture between SWEPCO Storm Recovery Funding LLC and the Trustee (including the forms of the storm recovery bonds and form of Series Supplement)**

5.1	Opinion of Sidley Austin LLP with respect to legality****

5.2	Opinion of Wilkinson, Carmody & Gilliam with respect to legality****

8.1	Opinion of Sidley Austin LLP with respect to federal tax matters**

8.2	Opinion of Liston & Lewis, APLC with respect to Louisiana Tax Matters**

10.1	Form of Servicing Agreement between SWEPCO Storm Recovery Funding LLC and Southwestern Electric Power Company, as Servicer**

10.2	Form of Purchase and Sale Agreement between SWEPCO Storm Recovery Funding LLC and Southwestern Electric Power Company, as Seller**

10.3	Form of Administration Agreement between SWEPCO Storm Recovery Funding LLC and Southwestern Electric Power Company, as Administrator**

10.4	Form of Intercreditor Agreement between AEP Credit, Inc. and JPMorgan Chase Bank, N.A. as administrative agent and control agent, and the issuers, servicers and indenture trustees from time to time party thereto.**

10.5	Form of Intercreditor Joinder between Southwestern Electric Power Company, SWEPCO Storm Recovery Funding LLC, U.S. Bank Trust Company, National Association, AEP Credit, Inc., and JPMorgan Chase Bank, N.A.**

23.1	Consent of Sidley Austin LLP (included as part of its opinions filed as Exhibit 5.1, 8.1 and 99.2)****

23.2	Consent of Wilkinson, Carmody & Gilliam (included as part of its opinions filed as Exhibit 5.2 and 99.3)****

23.3	Consent of Liskow & Lewis, APLC (included as part of its opinion filed as Exhibit 8.2)**

23.4	Consent of the Independent Managers**

24.1	Power of Attorney of Southwestern Electric Power Company*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association**

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

99.1	Financing Order***

99.2	Form of Opinion of Sidley Austin LLP with respect to U.S. constitutional matters***

99.3	Form of Opinion of Wilkinson, Carmody & Gilliam with respect to Louisiana constitutional matters**

107	Filing Fee Table**

*

Previously filed with the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on September 20, 2024.

**

Previously filed with Amendment No. 1 to the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on November 1, 2024.

***

Previously filed with Amendment No. 2 to the Registration Statement on Form SF-1 of Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (File Nos. 333-282250 and 333-282250-01) filed on November 5, 2024.

****	Filed herewith.

Pursuant to Item 601(a)(1)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 15.	Undertakings

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue. The undersigned registrants hereby undertake that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 13th day of November, 2024.

SOUTHWESTERN ELECTRIC POWER COMPANY

/s/ Charles E. Zebula

Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

(i) Principal Executive Officer:

William J. Fehrman*	Chief Executive Officer	November 13, 2024

(ii) Principal Financial Officer:

/s/ Charles E. Zebula	Chief Financial Officer	November 13, 2024
Charles E. Zebula

(iii) Principal Accounting Officer:

/s/ Kate Sturgess	Chief Accounting Officer	November 13, 2024
Kate Sturgess

(iv) A Majority of the Directors:

William J. Fehrman*	Directors
David M. Feinberg*
D. Brett. Mattison*
Charles E. Zebula*

By*	/s/ Charles E. Zebula	November 13, 2024
Charles E. Zebula
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 13th day of November, 2024.

SWEPCO STORM RECOVERY FUNDING LLC

By:	/s/ Julie A. Sherwood
Name:	Julie A. Sherwood
Title:	Manager

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles E. Zebula	Manager	November 13, 2024
Charles E. Zebula

/s/ Julie A. Sherwood	Manager	November 13, 2024
Julie A. Sherwood

/s/ Noah K. Hollis	Manager	November 13, 2024
Noah K. Hollis

/s/ Sean Emerick	Independent Manager	November 13, 2024
Sean Emerick

/s/ William Bleier	Independent Manager	November 13, 2024
William Bleier